EXHIBIT 21
LIST OF SUBSIDIARIES
     Following lists the significant subsidiaries of the registrant and the state or jurisdiction of incorporation of each:

	NAME	INCORPORATED
1)	First National Bank of Pennsylvania	United States

2)	Regency Finance Company	Pennsylvania

3)	First National Insurance Agency, LLC	Pennsylvania
     First National Bank of Pennsylvania also conducts business under the name The Legacy Bank.
     First National Trust Company (which includes First National Investment Services Company, LLC and F.N.B. Investment Advisors, Inc.) is a subsidiary of First National Bank of Pennsylvania, and also conducts business under the name The Legacy Trust Company.
     Regency Finance Company also conducts business under the names F.N.B. Consumer Discount Company, Citizens Financial Services, Inc. and Finance and Mortgage Acceptance Corporation.